April 1, 2025

Michael Milotech
Interim Chief Executive Officer and Chief Financial Officer
Marqeta, Inc.
180 Grand Avenue, 6th Floor
Oakland, CA 94612

       Re: Marqeta, Inc.
           Form 10-K for the Year Ended December 31, 2024
           File No. 001-40465
Dear Michael Milotech:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comment.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 10-K for the Year Ended December 31, 2024
Management's Discussion and Analysis of Financial Condition and Results of Operations
Net Revenue, page 52

1. Please provide us your analysis of the change in terms of the Block agreement, that supports your change from reporting the related revenue on a gross basis to a net basis.
        In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Anastasia Kaluzienski at 202-551-3685 or Robert Littlepage at 202-
551-3361 with any questions.



                                                              Sincerely,
 April 1, 2025
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                Division of Corporation Finance
                Office of Technology